SOLICITATION, OFFER AND AWARD

1. THIS CONTRACT IS A RATED ORDER UNDER DPAS (15 CRF 700)	▶	RATING	PAGE OF PAGES 1	43

2. CONTRACT NO.	3. SOLICITATION NUMBER DTRT57-05-R-20120	4. SOLICITATION TYPE ☐ SEALED BID (IFB) ☒ NEGOTIATED BID (RFP)	5. DATE ISSUED 09/01/2005	6. REQUISITION/PURCHASE NUMBER

7. ISSUED BY CODE DTS-852

USDOT/RITA/Volpe Center
Acquisition Management Division
55 Broadway
Cambridge MA 02142

8. ADDRESS OFFER TO (If other than Item 7)

NOTE: In sealed bid solicitations "offer" and "offeror" mean "bid" and "bidder"

SOLICITATION

9. Sealed offers in original and _____ copies for furnishing the supplies or services in the Schedule will be received at the place specified in Item 8, or if hand carried, in the depository located in _____ SEE BLOCK #7 _____ until ___ 1200 ET ___ local time ___ 09/06/2005 ___
   (Hour) *(Date)*

CAUTION: LATE Submissions, Modifications and Withdrawals: See Section L, Provision No. 52.214-7 or 52.215-1. All offers are subject to all terms and conditions contained in this solicitation.

10. FOR INFORMATION CALL ▶	A. NAME Michael, Raymond	B. TELEPHONE (NO COLLECT CALLS) AREA CODE 617 / NUMBER 494-2313 / EXT.	C. E-MAIL ADDRESS raymondm@volpe.dot.gov

11. TABLE OF CONTENTS

OFFER *(Must be fully completed by offeror)*

NOTE: Item 12 does not apply if the solicitation includes the provisions at 52.214-16, Minimum Bid Acceptance Period.

12. In compliance with the above, the undersigned agrees, if this offer is accepted within _____ calendar days (60 calendar days unless a different period is inserted by the offeror) from the date for receipt of offers specified above, to furnish any or all items upon which prices are offered at the price set opposite each item, delivered at the designated point(s), within the time specified in the schedule.

13. DISCOUNT FOR PROMPT PAYMENT (See Section I, Clause No. 52-232-8) ▶	10 CALENDAR DAYS (%)	20 CALENDAR DAYS (%)	30 CALENDAR DAYS (%)	CALENDAR DAYS (%)

14. ACKNOWLEDGEMENT OF AMENDMENTS (The offeror acknowledges receipt of amendments to the SOLICITATION for offerors and related documents numbered and dated):	AMENDMENT NO.	DATE	AMENDMENT NO.	DATE

15A. NAME AND ADDRESS OF OFFEROR	16. NAME AND TITLE OF PERSON AUTHORIZED TO SIGN OFFER (Type or print)
CODE 112073119 FACILITY Flight Safety Technologies, Inc. 28 j Cottrell Street Mystic CT 06355	

15B. TELEPHONE NUMBER AREA CODE 860 / NUMBER 447-9099 / EXT.	15C. CHECK IF REMITTANCE ADDRESS ☐ IS DIFFERENT FROM ABOVE - ENTER SUCH ADDRESS IN SCHEDULE.	17. SIGNATURE	18. OFFER DATE

AWARD *(To be completed by government)*

19. ACCEPTED AS TO ITEMS NUMBERED	20. AMOUNT	21. ACCOUNTING AND APPROPRIATION

22. AUTHORITY FOR USING OTHER THAN FULL AND OPEN COMPETITION: ☐ 10 U.S.C. 2304 (c) ( ) ☐ 41 U.S.C. 253 (c) ( )	23. SUBMIT INVOICES TO ADDRESS SHOWN IN (4 copies unless otherwise specified) ▶	ITEM

24. ADMINISTERED BY (If other than Item 7) CODE	25. PAYMENT WILL BE MADE BY CODE

26. NAME OF CONTRACTING OFFICER (Type or print)	27. UNITED STATES OF AMERICA *(Signature of Contracting Officer)*	28. AWARD DATE

IMPORTANT - Award will be made on this Form, or on Standard Form 26, or by other authorized official written notice.

AUTHORIZED FOR LOCAL REPRODUCTION
Previous edition is unusable

STANDARD FORM 33 (Rev. 9-97)
Prescribed by GSA - FAR (48 CFR) 53.214(c)

NAME OF OFFEROR OR CONTRACTOR
Flight Safety Technologies, Inc.

ITEM NO. (A)	SUPPLIES/SERVICES (B)	QUANTITY (C)	UNIT (D)	UNIT PRICE (E)	AMOUNT (F)
	Period of Performance: 09/30/2005 to 09/28/2010				

OPTIONAL FORM 336 (4-86)
Sponsored by GSA
FAR (48 CFR) 53.110

SECTION B - SUPPLIES OR SERVICES AND PRICES/COSTS

B.1 CONTRACT TYPE

A. This is an indefinite delivery/indefinite quantity (IDIQ) task order contract, with cost-plus-fixed-fee provisions. Requirements will be placed under this contract through the issuance of task orders on a completion form basis

B. Individual cost-plus-fixed-fee task orders will be issued on a completion type basis pursuant to FAR 16.306 (d) (1) whenever possible. If a completion type task order is not appropriate, a term type task order may be issued, pursuant to FAR 16.306(d) (2).

C. The services and material to be ordered hereunder shall be reimbursed in accordance with the provisions of the clauses herein entitled, Allowable Cost and Payment (FAR 52.216-7) and Fixed Fee (FAR 52.216-8), the terms of which are construed to apply, on an individual basis, to each task order issued. For the purpose of establishing the fixed fee for each task order issued under this contract, refer to the clause in Section G.5 entitled, Payment of Fee – IDIQ.

B.2 CONTRACT LIMITATIONS

B.2.A Maximum Contract Value

The value of all task orders placed under this contract shall not exceed (Fill in Time of Award).

B.2.B. Minimum Guarantee

The minimum guarantee is at least $2,500.00 worth of task orders to be issued under this contract. The minimum guarantee amount will be satisfied by the issuance of the first task order under this contract done concurrently with the contract award.

B.2.C Availability of Funds

Please note that the award of the contract is subject to FAR 52.232-18, entitled "Availability of Funds". The text of the clause is as follows:

"Funds are not presently available for this Contract. The Government's obligation under this contract is contingent upon the availability of appropriated funds from which payment for contract purposes can be made. No legal liability on the part of the Government for any payment may arise until funds are made available to the Contracting Officer for this contract and until the Contractor receives notice of such availability, to be confirmed in writing by the Contracting Officer."

B.3 CONTRACT SCOPE (MAY 1999)

The Contractor, acting as an independent contractor and not as an agent of the Government, shall furnish all personnel, facilities, support, and management necessary to provide the services required under this contract and its subsidiary task orders. The scope of this effort is defined in the Statement of Work (SOW). Specific requirements will be stated in individual task orders.

B.4   SERVICES AND PRICES

CLIN	SUPPLIES/SERVICES	QTY	UNIT ESTIMATED COST	UNIT FIXED FEE	ESTIMATED COST PLUS FIXED FEE
0001	Task 1 Denver 2005 Data Analysis & Report	1	_____	_____	_____
0002	Task 2 System Expansion to 32 Beams	1	_____	_____	_____

0003	Task 3 System Software Upgrade	1	_____	_____	_____
0004	Task 4 Technical Risk Mitigation	1	_____	_____	_____
0005	Task 5 Billboard Configuration	1	_____	_____	_____
0006	Task 6 RIV Noise Reduction	1	_____	_____	_____
0007	Task 7 WVNS ConOps	1	_____	_____	_____
0008	Task 8 Field Test Preparation	1	_____	____	_____
0009	Task 9 Program Management	1	_____	____	_____

TOTAL (0001-0009)   _____   _____ _____

SECTION C - DESCRIPTION/SPECIFICATIONS/WORK STATEMENT

C.1 Background

National Aeronautics and Space Administration (NASA) and the Federal Aviation Administration (FAA) have jointly prepared a Wake Turbulence Research Management Plan (WTRMP), which has been discussed extensively with non-governmental stakeholder organizations (commercial air carriers, aircraft manufacturers, pilot unions and controller unions). This plan is comprised of FAA-led near-term wake-vortex-mitigation procedural changes (primarily for closely spaced parallel runways), joint FAA/NASA mid-term procedural changes that incorporate new weather collection/prediction technologies, and long-range active wake prediction solutions led by NASA. The objective of this research is to reduce the current wake turbulence (WT) separation requirements without compromising safety. NASA seeks to accomplish this by developing a system to inform controllers when new, reduced separation standards could not be used safely and current, larger separation distances would be employed. This system would provide for weather and wake vortex monitoring, analysis, and prediction. It would include a controller display indicating safe separation intervals for the operative weather conditions. The ultimate success of the NASA elements of the WTRMP will only occur upon FAA acceptance of these new systems/procedures into the National Airspace System (NAS) based on a finding that they are safe and effective.

The purpose of this Statement of Work (SOW) is to record the agreements between NASA's Langley Research Center (LaRC) and the U.S. Department of Transportation (DOT) Volpe National Transportation Systems Center (Volpe Center). The tasks to be accomplished by the Volpe Center will support NASA LaRC's development of a system concept and operational capability for a wake vortex advisory system (WVAS) at airports to improve airport safety and capacity. Specifically, this work seeks to develop a wake sensor based on wake acoustic emissions that employs an array of laser beams — termed the SOCRATES[1] concept.

C.2 Scope

Under this Agreement, the Contractor shall support the Government in following areas:

- Expand and enhance the previously developed SOCRATES sensor by increasing the number of beams and the sensitivity of individual beams;

- Prepare for a test to determine its capability as an airport operational wake turbulence sensor;

- Expand and build on prior work on Theory and Modeling of the formation and behavior of wake turbulence acoustic emanations;

- Continue the development of a Concept of Operations for a wake vortex advisory system;

- Conduct activities needed for an anticipated test of the prototype SOCRATES system at Denver International Airport during the summer of 2005 and 2006.

The services include some, but not all efforts required for development of a wake turbulence advisory system, associated field logistics, test plan development, conduct of field testing, reporting on the effectiveness of the wake turbulence advisory system and integration within the airport environment.

C.3 Objective

The objective of this work is the development and testing of a prototype laser-acoustic wake vortex detection and tracking system with potential applicability within an operational airport environment. Airport capacity is dependent upon numerous factors, including weather, airport configuration, aircraft types and the wake vortex spacing requirements. With the modernization of the NAS, which includes improved weather sensors and the exchange of aircraft data, new sensors and data will assist with the improvement of airport capacity. However, wake vortices and the present conservative spacing requirements can limit the improvements in NAS capacity. An important potential NAS improvement is an adaptive aircraft separation system for takeoffs and landings that requires the ability to localize and track wakes in both lateral and vertical position, so that the determination can be made whether a wake is or will be in a specific airspace volume of significance to other aircraft. Development of a laser-acoustic wake vortex sensor has the potential to provide NAS users with the benefits of new procedures to

---

[1] SOCRATES: Sensor for Optically Characterizing Remote Turbulence Emanating Sound

improve airport capacity without compromising safety.

C.4 Tasks

Task 1: Denver 2005 Data Analysis and Report

The Contractor shall perform a detailed analysis of the data recorded during the September 2005 field test of the 16-beam SOCRATES™ sensor at Denver International Airport, including additional off-line analyses suggested by the "quick-look" test results and data from environmental, acoustic, or other wake-tracking sensors operated by the Government or other contractors. The Contractor shall document the analysis results in a Test Report that includes, where possible, comparisons to data recorded from other sensors, as well as recommendations for relating SOCRATES™ sensor data to vortex behavior predictions from NASA's Aircraft Vortex Spacing System (AVOSS) algorithms.

Task 2: System Expansion to 32 Beams

The Contractor shall complete the expansion of the current 16-beam SOCRATES™ prototype sensor to a 32-beam system. The Contractor shall further enhance the SOCRATES™ sensor capabilities to detect and, to the extent possible, classify and localize wake vortices both in and out of ground effect and, in particular, in the landing approach corridor. The Contractor shall provide documentation on all enhancements to the SOCRATES™ sensor. As part of the development effort, the Contractor shall prepare and present a Preliminary Design Review (PDR) and Critical Design Review (CDR) for Government review and approval.

Task 3: System Software Upgrade

The Contractor shall design and implement capability improvements to the SOCRATES™ System Software as required for the expansion of the sensor and for improvements in detection, classification and tracking of wake vortices. Improvements shall include the use of focused array beamforming to estimate the position of wakes in the approach volume of landing aircraft, as well as increases in processing speed and reliability. As part of the software upgrade the Contractor shall prepare and present a Preliminary Design Review (PDR) and Critical Design Review (CDR) for Government review and approval.

Task 4: Technical Risk Mitigation

The Contractor shall develop a candidate set of technical risk mitigation steps that address both the system hardware and software elements. The Contractor shall consider, but not be limited to the following candidates: improved laser and optical system performance, careful analysis and factory testing of the support structure that will be used in the billboard array field test, and reduced receiver noise based on reduced-temperature electronics. The Contractor shall present the candidate set to the Government for approval, and upon approval shall implement those found to have the greatest benefit.

Task 5: Billboard Configuration

The Contractor shall design the components for a 32-beam laser-acoustic wake detection/tracking system based on the SOCRATES™ concept. The system shall be capable of operation with the plane of the laser array oriented at or near vertical relative to the ground, and capable of deployment off the runway centerline. The 32 beams shall be capable of operation in a single, "focused" configuration, or with the beams "split" into two groups of 16, to provide estimates of both range and angular position of the wake vortices. The system shall be designed to have the ability to distinguish between relatively loud sound generated by approaching aircraft and the relatively weak acoustic signal emanating from the wake.

Task 6: RIV Noise Reduction

The Contractor will pursue technical approaches to the suppression and mitigation of noise from both internal and external sources, with particular emphasis on Refractive-Index Variability (RIV) noise — the effect of various-sized volumes of air with varying temperature and humidity moving through the laser beams. This will include refinement of methodologies for mounting laser projectors and reflecting mirrors and shielding the fiber optic transmissions and internal system electronics from noise and vibration sources. The Contractor will conduct experiments to quantify the gains available from this technology.

Task 7: WVAS ConOps

The Contractor shall continue refinement and expansion of the Government's Phase 3 Concept of Operations

(ConOps) addressing WakeVAS airport operations including a sensor based on the SOCRATES™ concept. The ConOps shall relate requirements for weather and vortex behavior monitoring to take best advantage of information provided by the SOCRATES™ sensor, and shall describe additional sensors, communications and display subsystems that may be needed in an implementation of a WakeVAS. The Contractor will work closely with Government and industry partners to design a WakeVAS emulation during the field test to be executed under future Government sponsorship. The Contractor shall also support the Government in briefing airports and other stakeholders on WakeVAS.

Task 8: Field Test Preparation

The Contractor shall prepare the system for deployment/testing at a site to be determined by the Government. Contractor activities shall include: review of system design to determine fragile elements. Design/selection of packing containers, arrangement for transportation, and interaction with Government personnel performing Task V3.

Task 9: Project Management

The Contractor shall provide monthly management status reports describing the previous month's accomplishments and next month's activities. The Monthly Report shall also include a financial summary, which shall include last month's expenditures and next month's anticipated expenditures. The financial summary shall also include a spend plan indicating projected spending as a function of task and month. The Contractor's financial progress will be monitored against the spend plan. If the Contractor exceeds the spend plan, the Contractor shall proffer solutions to reduce the cost to the cost submitted to the Government at the time of proposal.

The Contractor shall meet with the Government, at least every third month, to discuss status and progress of technical activities and to engage in an interactive discussion of related technical activities with other participating organizations.

APPENDIX 1

WAKE TURBULENCE DEFINITIONS

In the course of discussing the various aspects of wake behavior both in ground effect and out of ground effect, a number of terms have been used that have not been defined sufficiently to avoid confusion since there does not seem to be universally accepted definitions of these terms. Also, since some of these terms are also used not only in discussions and conversation relative to wake behavior but also in contract statements of work, it is essential that a consistent set of definitions be used. In this volume, the terms Detection, Classification, Localization, Tracking, and Characterization, as they apply to wake turbulence, will be defined.

The definitions of the terms that apply to this SOW are as follows:

1. Detection: The sensing of an atmospheric phenomenon during a given dynamic sensor search sequence that was not there during the previous search sequence and persists for some number of subsequent sensor sequences. For non-search sensors, static sensors, it may also be defined as the appearance of information that is sustained signifying the existence of an atmospheric phenomenon. (D_D, D_S)
2. Classification: The unique identification of wake turbulence from the variety of possible atmospheric phenomena. (C_W)
3. Localization: Identification of the position in space of the wake turbulence. This must further be clarified as to whether it is a two or three-dimensional localization. (L_2, L_3)
4. Tracking: The localization of the wake turbulence as a function of time as determined by the sensor search sequence rate. Tracking may also be interpreted as locking onto and following the wake in its motion path. The former may be called passive tracking since it is really continuous localization. The latter may be called active tracking and may require additional sensor system capabilities including active position extrapolation through prediction. (T_P, T_A)
5. Characterization: Defining the state of the wake. Some of the properties of the state of the wake are circulation and, perhaps, axial orientation. Additional properties, and this is not intended to be an all inclusive listing of properties of interest, such as wake stability, turbulence, acoustics, and the velocity profile may also, under some circumstances, be defined as part of characterization. (C_C, C_O, C_S, C_T, C_A, C_V)

SECTION D - PACKAGING AND MARKING

D.1 MARKING (MAY 1999)

All items submitted to the Government shall be clearly marked as follows:

    A.   NAME OF CONTRACTOR;

    B.   CONTRACT NUMBER;

    C.   TASK ORDER NUMBER; (If Applicable)

    D.   DESCRIPTION OF ITEMS CONTAINED THEREIN;

    E.   CONSIGNEE'S NAME AND ADDRESS; and
    F.   If applicable, packages containing software or other magnetic media shall be marked on external containers with a notice reading substantially as follows: "CAUTION: SOFTWARE/MAGNETIC MEDIA ENCLOSED. DO NOT EXPOSE TO HEAT OR MAGNETIC FIELDS".

D.2 PACKAGING   (MAY 1999)

The Contractor shall ensure that all items are preserved, packaged, packed, and marked in accordance with best commercial practices to meet the packing requirements of the carrier and ensure safe delivery at destination

SECTION E - INSPECTION AND ACCEPTANCE

E.1 FAR 52.252-2 Clauses Incorporated by Reference. (FEB 1998)

This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically at this/these address (es):

http://www.dot.gov/ost/m60/tamtar
http://farsite.hill.af.mil/vffr.htm
http://www.arnet.gov/far

52.246.3	Inspection of Supplies – Cost Reimbursement	MAY 2001
52.246-5	Inspection of Services – Cost Reimbursement	APR 1984

E.2 GOVERNMENT REVIEW AND ACCEPTANCE (MAY 1999)

A. Technical inspection and acceptance of all work, performance, reports, and other deliverables under this contract shall be performed at the location specified in an individual task order. The task order shall also designate the individual responsible for inspection and acceptance, as well as the basis for acceptance. Task order deliverable items Rejected shall be corrected in accordance with the applicable clauses.

B. Unless otherwise stated in the individual task order, the Government requires a period not to exceed thirty (30) days after receipt of the final deliverable item(s) for inspection and acceptance or rejection. Final acceptance rests with the Contracting Officer or designee.

SECTION F - DELIVERIES OR PERFORMANCE

F.1 FAR 52.252-2 Clauses Incorporated by Reference. (FEB 1998)

This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically at this/these address (es):

http://www.dot.gov/ost/m60/tamtar
http://farsite.hill.af.mil/vffr.htm
http://www.arnet.gov/far

| 52.242-15 | Stop-Work Order. | AUG 1989 |
| 52.242-15 | Stop-Work Order – Alternate 1 | APR 1984 |

F.2 CONTRACT PERIOD OF PERFORMANCE (MAY 2003)

The period of performance of the contract shall be five (5) years from the date the Contracting Officer signs the contract award (effective date of the contract)

F.3 RIGHTS IN DATA (DEC 1998)

All data first produced in the performance of this contract, including software, shall be delivered with unlimited Government rights, unless otherwise agreed to in writing by the Contracting Officer when granting permission to establish claim to copyright as required by FAR 52.227-14(c).

F.4 TECHNICAL REPORTS --TASK ORDER CONTRACTS (SEP 1999)

Task orders that identify technical reports as a deliverable will culminate in one of two types: letter type or technical. The letter type will be used primarily for smaller tasks such as data validation, field support, task planning documents, literature searches, analysis plans, conference-planning documents, and schedules. A formal technical report may be required for major tasks and may include earlier letter type reports as subsections. The task order will specify the type of reports as well as the formatting and the number of copies required. The reports submitted shall be subject to review and approval by the Volpe Center Contracting Officer's Technical Representative (COTR) or Task Order COTR and, if necessary, will be modified and resubmitted. The Contractor shall submit a final report incorporating the COTR's comments on the draft final report. The number and delivery schedule will be specified in each task order.   Most final reports shall be submitted on disks and in hard copy in a format specified in the task order.

F.5 DELIVERIES -- TASK ORDER CONTRACTS (DEC 1998)

Delivery of supplies, services, written documents, etc (including required formats and delivery locations) will be in accordance with the task order requirements. All correspondence and reports related to each task order shall be delivered to the cognizant Contracting Officer and/or designated Contracting Officer's Technical Representative (COTR) as specified in the task order.

F.6 PLACE OF CONTRACT PERFORMANCE -- OTHER THAN ON-SITE CONTRACTS (MAY 1999)

Performance in or use of Government facilities by the Contractor is not authorized under this contract without the prior approval of the Contracting Officer. This approval will be in the form of a modification to the contract or task.

F.7 MEETINGS AND ORAL PRESENTATIONS (DEC 1998)

The Contractor shall meet with the Volpe Center Contracting Officer's Technical Representative (COTR) at regular intervals to discuss the status of the work and make oral presentations. In addition, the Contractor shall meet with the COTR and other personnel engaged in the program at a location to be established by the COTR to discuss critical areas revealed by the contractor's work

F.8 DOCUMENTATION OF COMPUTER PROGRAMS (MAR 2005)

The Contractor shall fully document all computer programs under its purview and, in so doing, comply with documentation standards such as the traditional MIL-STD-498 or the more current standard, IEEE/EIA 12207. Unless otherwise specifically agreed to by the Contracting Officer in writing, the Contractor shall deliver the computer program source and object code accompanied by the appropriate support documentation. See System Documentation in Section C.4.C.3.g. above for the required document types.

F.9 MONTHLY TASK ORDER COST REPORTS - (MAY 1999)

Monthly cost reports will be submitted by the Contractor, except for fixed price tasks, setting forth monthly and cumulative (1) direct labor hours by categories as set forth in the task including subcontract hours, and (2) elements of cost by direct loaded labor dollars, subcontracts, and other direct costs, etc., which have been incurred and/or committed. Proprietary rate information should not be disclosed. The costs that have been committed but are unpaid to date will be noted. Where cumulative amounts on the monthly reports differ from the aggregate amounts contained in the request(s) for contract financing payments covering the same period, the Contractor must provide a reconciliation of the difference as part of the monthly report. In these reports, the Contractor shall also make its current assessment of completing the remaining work within the remaining funds. A graph shall be prepared by the Contractor using the vertical axis for dollars and the horizontal axis for time that shows actual and projected rates of expenditures for the Task Order. THE SUBMISSION OF THESE REPORTS DOES NOT RELIEVE THE CONTRACTOR OF ITS RESPONSIBILITY UNDER THE LIMITATION OF COSTS OR FUNDS CLAUSES, APPLICABLE TO EACH TASK ORDER AND IDENTIFIED IN SECTION I OF THIS CONTRACT. The Volpe Center may require that the report be submitted in a designated format.

F.10 MONTHLY TASK ORDER PROGRESS REPORTS (MAY 1999)

A monthly progress report shall be submitted for all ongoing task orders. The Volpe Center may require that the report be submitted in a designated format. At a minimum, the report will cover the following items:

A.   The work performed during the previous month.

B.   Significant findings, problems, delays, events, trends, etc. during the reporting period which result from or affect the performance of the task order.

C.   Detailed technical description of the work planned for the next reporting period.

D.   Specific action requested of the Government to assist in the resolution of a problem or to effect the timely progression of the task order.

E.   An up-to-date schedule of the work performed and work to be performed under the task order. A chart shall be presented reflecting planned project accomplishments versus actual accomplishments in terms of time.

F.11 WARRANTIES (MAY 1999)

With respect to equipment or supplies acquired under this contract, title of which will pass to the Government, the Contractor shall ensure that any warranties, together with rights to replacement, service, or technical assistance, shall run to or automatically be assigned to the Government.

F.12 REPORTS OF WORK -- REPORT DISTRIBUTION (MAY 1999)

Nothing set forth herein regarding number of copies shall be construed as authority to disregard the provisions of the clause of this contract entitled "Printing".

A. Contract Progress Report:
1 copy CO or Administrative Contracting Officer (ACO)
1 copy COTR

B. Monthly Task Order Progress Reports:
1 copy CO/ACO
1 copy COTR
1 copy task order COTR (as applicable)

C. Monthly Task Order Cost Reports:
1 copy CO/ACO
1 copy COTR
1 copy task order COTR (as applicable)

D. Technical Reports
The number of copies and recipients will be determined in each task order. The Contractor shall provide a copy of the cover letter transmitting final submission of technical deliverables to the designated ACO.

F.13 CONTRACT PROGRESS REPORT (MAY 1999)

A.   A contractor, which has been awarded one or more task orders, shall provide monthly overall progress reports. The progress reports shall be provided to the CO or his designee not later than the 15th of each month. The reports shall be submitted in a designated format. The Government may require submission of reports electronically in a format to be specified.

B.   The monthly progress reports shall address all activity under the contract through the last day of the previous month.

C.   The monthly progress report shall contain the following information:

(1) A listing of all new task orders accepted for the preceding month, including, for each:

a.   Task order number and date of issuance;
b.   Brief description of work covered by task order, including estimated hardware/software amounts (if applicable);
c.   Amount obligated under task order;
d.   Total potential task order amount (including options);
e.   Key milestones (including date of first and last deliverable);
f.   Subcontractor information, if applicable (including name(s), classification of subcontractor (i.e., small, disadvantaged, large, etc.), type of effort being performed, estimated amount/percentage of work to be done by subcontractor(s));
g.   Type of task order (i.e., firm-fixed-price, cost-plus-fixed-fee, cost-plus-award-fee); and
h.   Key personnel assigned to task order, including prime Contractor contact point and phone number for task order.

(2)   A listing of all ongoing task orders (excluding those from paragraph (1) above) including:

a.   Task order number and date of issuance;
b.   Any modifications to the task order;
c.   Summary of dollars expended to date per task order;
d.   Estimated percentage of work yet to be completed on the task order;
e.   Progress in meeting subcontracting goals and performance measures under the task order (if applicable); and
f.   Any updates/revisions to the information provided under paragraph (c) (1) of this clause.

      (3)   A listing of all completed task orders, including:

      a.   Task order number and date of issuance;
      b.   Number and value of modifications issued for the task order;
      c.   Completion date of task order and whether or not inspection and acceptance has been performed by Government;
      d.   Total dollar amount of task order, including modifications;
      e.   Success/failure in meeting subcontracting goals and   performance measures under the task order (if applicable);
      f.   Any updates/revisions to the information provided under paragraph (C) (1) or (C) (2) of this clause; and
      g.   Status of performance evaluation comments.

      (4)   Significant findings, problems, delays, events, trends, etc. during the reporting period which result from or affect the performance of any task order and any perceived problems which affect the base contract.

D.   The data required in paragraphs (A) through (C) above, along with other relevant information required, shall be subject to inclusion in a past performance database developed and maintained by the Government.

F. 14 DELIVERIES AND SCHEDULE

	Title	**Deliverable**
Task 1	Denver 2005 Data Analysis and Report	**Schedule** • 90 days, following the receipt of funding. **Deliverables** • Draft Report, 30 days following completion of DIA Socrates Test. • Final Report, 60 days following completion of DIA Socrates Test.
Task 2	System Expansion to 32 Beams	**Schedule** • 12 months, beginning upon receipt of funding. **Deliverables** • Preliminary Design Review (PDR), 3 months after receipt of funding. • Critical Design Review (CDR), 6 months after receipt of funding.

Task 3	System Software Upgrade	**Schedule** • 12 months, beginning upon receipt of funding. **Deliverables** • Preliminary Design Review (PDR), 3 months after receipt of funding. • Critical Design Review (CDR), 6 months after receipt of funding.
Task 4	Technical Risk Mitigation	**Schedule** • 12 months, beginning upon receipt of funding. **Deliverables** • Presentation of candidate set of risk reduction steps, 6 months after receipt of funding. • Presentation of results of implementing risk reduction steps, 12 months after receipt of funding.
Task 5	Billboard Configuration	**Schedule** • 12 months, beginning with approval of the PDR for both Tasks C1 and C2. **Deliverables** • System Status Review, 6 months after approval to proceed. • Factory Acceptance Test (FAT) at the contractor's facility, 12 months after approval to proceed.
Task 6	RIV Noise Reduction	**Schedule** 10 months, beginning with receipt of funding. **Deliverables** • Presentation of noise reduction techniques and initial assessment of their effectiveness, 5 months after receipt of funding • Presentation of measured/calculated effectiveness of noise reduction techniques, 10 months after receipt of funding.

Task 7	WVAS Con Ops	
		Schedule • 8 months, beginning upon receipt of funding **Deliverables** • WVAS ConOps Description document, 8 months after receipt of funding
Task 8	Field Test Preparation	
		Schedule • 3months, beginning with notification to proceed **Deliverables** • System Deployment Planning Meeting, upon notification to proceed with task. • Deployment Readiness Meeting, 3 months after notification to proceed with task.
Task 9	Project Management	
		Schedule • 14 months, beginning upon receipt of funding **Deliverables** • Management Status Reports, monthly beginning upon receipt of funding • Program Status Briefings, 3, 6, 9, and 12 months after receipt of funding.

SECTION G - CONTRACT ADMINISTRATION DATA

G.1 TAR 1252.242-73 CONTRACTING OFFICERS TECHNICAL REPRESENTATON (OCT 1994)

A. The CO may designate Government personnel to act at the CO's Technical Representative (COTR) to perform functions under the contract such as review and/or inspection and acceptance of supplies and services, including construction and other functions of a technical nature. The CO will provide a written notice of such designation to the contractor within five working days after award or for construction, not less than five working days prior to giving the contractor the notice to proceed. The designation letter will set forth the authorities and limitations of the COTR under the contract.

B. The CO cannot authorize the COTR or any other representative to sign documents (i.e., contracts, contract modifications, etc) that require the signature of the CO.

G.2 RESPONSIBILITY FOR CONTRACT ADMINISTRATION (DEC 1998)

Contracting Officer: The Contracting Officer (CO) has the overall responsibility for this contract. The CO alone, without delegation, is authorized to take actions on behalf of the Government to amend, modify, or deviate from the contract terms, conditions, requirements, specifications, details and/or delivery schedules. However, the CO may delegate certain other responsibilities to his/her authorized representatives.

Administrative Contracting Officer: An Administrative Contracting Officer (ACO) may be designated by the Contracting Officer. The duties of an ACO include but are not limited to: analyzing and making recommendations on the Contractor's proposals, offers, or quotations upon request of the Contracting Officer and approving Contractor's invoices in accordance with the terms of the contract.

Contracting Officer's Technical Representative: A Contracting Officer's Technical Representative (COTR) will be designated by the Contracting Officer. The responsibilities of the COTR include but are not limited to: inspecting and monitoring the Contractor's work; determining the adequacy of performance by the Contractor in accordance with the terms and conditions of this contract; acting as the Government's representative in charge of work at the site to ensure compliance with contract requirements in so far as the work is concerned; and advising the Contracting Officer of any factors which may cause delay in performance of the work. The COTR does not have the authority to make new assignments of work or to issue directions that cause an increase or decrease in the price of this contract or otherwise affect any other contract terms.

Task Order Contracting Officer's Technical Representative: The Contracting Officer may designate a Task Order Contracting Officer's Technical Representative (TOCOTR). The TOCOTR will perform the duties of the COTR in connection with the technical oversight of an individual task order.

The Contracting Officer, Administrative Contracting Officer, and Technical Representatives are located at:

U.S. DOT/RITA/VOLPE CENTER
55 BROADWAY
CAMBRIDGE, MA 02142-1093

G.3 PAYMENTS UNDER COST REIMBURSEMENT CONTRACTS (MAR 2005)

A. One original and five copies of an invoice or contract financing requests shall be submitted, covering the amount claimed to be due, services rendered, and cost incurred hereunder. Under ID/IQ contracts, separate invoices or contract financing requests must be submitted for each task. However, all interim payment requests for tasks under the contract must be submitted concurrently. The contractor shall submit a last interim invoice for each task order. This shall include a complete list of invoices previously tendered under the task order. The last interim invoice shall consist of the completion invoice (clearly identified in accordance with FAR 52.216-7) prior to the establishment of final annual indirect rates. The last interim invoice shall be submitted within six (6) months of the task order's physical completion. If changes to this invoice become necessary as a result of Government review, the contractor shall submit a corrected last interim invoice. The contractor shall submit this invoice, along with the contractor's release form, DOT F 4220.4, to the CO,

following the final adjustment of its annual indirect rates per FAR 52.216-7.

B. In addition to the information required by FAR 52.216-7 and FAR 52.232-25 incorporated by reference in Section I, an invoice or contract financing payment request must meet the following requirements:

Consecutively number each interim payment request beginning with No. 1 for each task.

The voucher shall include current and cumulative charges by major cost elements such as direct labor, overhead, subcontracts, and other direct costs. Cite direct labor hours incurred by the prime contractor and each subcontractor. Other direct costs must be identified, e.g., travel, per diem, material, and equipment.

Requests for contract financing or invoices must clearly indicate the period of performance for which payment is requested and the Volpe Center accounting information necessary to process payments. When contracts or task orders contain multiple lines of accounting data, charges that cannot be assigned to a single line of accounting information should be allocated based on the percentage of total dollars unless otherwise specified.

When the contractor submits vouchers on a monthly basis, the period covered by invoices or requests for contract financing payments must be the same as the period for monthly progress reports reported under the contract or tasks. If, in accordance with FAR 52.216-7, the contractor submits requests for invoices or contract financing payments more frequently than monthly, one payment request per month must have the same ending date as the monthly progress report.

Pending settlement of the final indirect rates for any period, the contractor shall be reimbursed at billing rates approved by the Cognizant Federal Agency (CFA). The contractor shall ensure that any change in the identity of the CFA responsible for establishment of its indirect rate factors is made known to the Volpe Center CO. These rates are subject to appropriate adjustments when revised by mutual agreement or when the final indirect rates are settled either by mutual agreement or unilateral determination by the CFA (see FAR 42.704). In accordance with FAR 52.216-7, the contractor shall submit to the CFA a proposal for final indirect rates based on the contractor's actual costs for the period, together with all supporting data. In addition, contractors are required by the CFA to submit billing rate proposals, usually no later than thirty (30) days after the close of its fiscal year for the ensuing fiscal year to the CFA. Copies of the cover letter submitting the proposal must be provided to the Volpe Center CO. The contractor's failure to provide the rate proposal in a timely manner may impact payment of financing requests and could ultimately result in suspension of the indirect expense portion. The contractor shall provide copies of all rates established by the CFA to the Volpe Center CO. It is imperative that the CO be provided signed copies of all rate agreements since these rate agreements must be in the possession of the Volpe Center before any rates contained therein can be used by the contractor for cost reimbursement. The contractor should note that absence of final rates determination does not relieve the contractor of its responsibility under the Limitation of Funds or Limitation of Costs clauses to report in a timely manner to the CO when it has reason to believe its costs may exceed the total estimated cost or funds allotted to the task order.

G.4 PAYMENT OF FEE - COST-PLUS-FIXED-FEE COMPLETION (DEC 1998)

A. Requests for provisional fee payment must be based on and be consistent with the information stated in the contract or task financing request. However, the request must be submitted separately.

B. For term-type task orders, a portion of any fixed fee specified in the task order will be paid on a provisional basis. The amount of such payments will be based on the ratio of direct professional labor hours expended during the covered period to the direct professional labor hours specified in the task order. Direct professional labor hours include only the labor categories specified for the task order such as engineers, scientists, technicians, statisticians, and programmers and not administrative or support personnel such as company management, typists, and key punch operators, even though such administrative personnel are normally treated as direct labor by the Contractor. At the time of issuance, a term-type task order will state the requirements for earning full fixed fee by including one of the following clauses:

(1) The total fee for each term-type task shall be payable upon acceptance of the work by the Government and upon receipt of a written certification from the Contractor that the level of effort specified in the task order has been expended.

(2) The total fee for each term-type task shall be payable upon acceptance of the work by the Government and upon receipt of a written certification from the Contractor that at least 90% of the level of effort specified in the task order has been expended. If the Contractor provides less than 90% of the level of effort specified in the task order, the fixed fee will be adjusted downward based on each hour not provided of the full level of effort specified. If the Contractor has provided 100% of the level of effort specified in the task order and the cost incurred is below the estimated cost, the Government may require the Contractor to provide additional effort up to 110% of the level of effort specified in the task order until the estimated cost has been reached. However, this additional effort shall not result in any increase in the fixed fee.

C. If a performance is considered satisfactory; the Government may make provisional fee payments subject to FAR 52.216-8 on the basis of percentage of work completed, as determined by the Contracting Officer for completion-type tasks. The Contractor shall be required to complete the specified end product (e.g., a final report or working system) within the estimated cost as a condition for payment of the entire fixed fee. In the event the work cannot be completed within the estimated cost, the Government may require more effort without any increase in fee, provided the Government increases the estimated cost. If the Government chooses not to increase the estimated cost, the fixed fee payable will based on the Contracting Officer's determination of the percentage of completion of the specified end product(s).

D. Provisional payment of fee will be subject to other relevant clauses of the contract including retainage.

G.5 PERFORMANCE EVALUATIONS (AUG 05)

A. Performance evaluations shall be done for each completed task order over $100,000 and for selected tasks for lower amounts as determined by the Contracting Officer. Performance evaluations shall also be completed at least annually for task orders that have a performance period in excess of one year. (The performance evaluation form shown in Attachment J.1, or equivalent form, shall be used.)

B. The Contracting Officer or designee shall submit the completed evaluation to the Contractor for comment. The Contractor shall have 30 days in which to respond. The Government will consider any comments provided by the Contractor before finalizing the Performance Report and the Contractor's comments will be attached to the Report.

G.6 VOUCHER REVIEW (MARCH 2003)

The Government may at its sole discretion utilize a contractor to review vouchers and supporting data submitted for payment under the provisions of this contract. The contractor reviewing vouchers and supporting data will perform this function in accordance with contract provisions which prohibit disclosure of proprietary financial data or use of such data for any purpose other than to perform accounts payable services.

G.7 INCREMENTAL FUNDING OF TASK ORDERS (OCT 2001)

Pursuant to FAR 52.232-22, Limitation of Funds (APR 1984), incorporated by reference herein, task orders issued under this contract may be incrementally funded.

A. When a term form task order is incrementally funded, the following clause will be set forth in full in the task order:

LIMITATION OF LIABILITY - INCREMENTAL FUNDING (TERM FORM)

(1) The amount available for payment for this incrementally funded task order is hereby increased from $_____ by $_____ to $_____. The amount allotted to the estimated cost is increased from $_____ by $_____ to $_____. The amount obligated for the fixed fee/award fee is increased from $_____ to $_____. This modification involves no change in the total level-of-effort, estimated costs or fixed fee/award fee of this contract, unless otherwise specified herein. The Limitation of Funds clause, FAR 52.232-22, applies to the amount allotted to cover the estimated costs only.

(2) The estimated level of effort applicable to the incremental funding provided herein is_____ professional labor-hours.

(3) The incremental funding provided herein is estimated to be adequate for services performed through _____.

B. When a completion-type task order is incrementally funded, the following clause will be set forth in full in the task order.

LIMITATION OF LIABILITY - INCREMENTAL FUNDING (COMPLETION FORM)

(1) The amount available for payment for this incrementally funded task order is hereby increased from $_____ by $_____ to $_____. The amount allotted to the estimated cost is increased from $_____ by $_____ to $_____.   The amount obligated for the fixed fee/award fee is increased from $_____ to $_____. This modification involves no change in the total level-of-effort, estimated costs or fixed fee/award fee of this contract, unless otherwise specified herein. The Limitation of Funds clause, FAR 52.232-22, applies to the amount allotted to cover the estimated costs only.

(2) The incremental funding provided herein is applicable to the tasks and deliverables specified in

_____.

G.8 ORDERING (DEC 1998)

A. The Government will order any supplies and services to be furnished under this contract by issuing by mail, facsimile, or electronically task orders on Optional Form 347 or an agency prescribed form. In addition to the Contracting Officer, the following individuals are authorized ordering officers: Designated Administrative Contracting Officers

B. A Standard Form 30 will be used to modify task orders.

C. An authorized company officer of the Contractor shall acknowledge receipt of each task order within three (3) calendar days.

D. Each task order issued may incorporate the Contractor's technical and/or cost proposals and will include an estimated cost and fixed fee or award fee or a total fixed price in the case of a fixed price task order set forth as a ceiling price. If the task order is incrementally funded, the amount available for payment and allotted to the task will also be specified. The Limitation of Funds and/or the Limitation of Cost clauses will control notification requirements when the Contractor has reason to believe it will experience an overrun of the estimated cost or allocated funds specified in a cost reimbursable type task order.

E. Under no circumstances will the Contractor start work prior to the issue date of the task order unless specifically authorized to do so by the ordering officer. Any work commenced prior to the date of authorization or task issuance will be considered unauthorized and will not be subsequently ratified.

G.9 PAYMENT OF FIXED FEE - IDIQ   (DEC 1998)

(a) The fixed fee specified in Section B of this contract represents the maximum fee that shall be paid under this contract. This fee shall be paid, subject to any adjustment required by other provisions of this contract, in installments at the time of each provisional payment for reimbursement of allowable cost. This clause addresses payment of fixed fee for both term and completion form delivery orders.
(b) A fixed fee shall be established for each delivery order issued under this contract. The fixed fee established shall be in direct ratio to the total contract fixed fee as the level of effort (direct man-hours) established in the delivery order is to the total contract level of effort (direct man-hours). The amount of each installment payment of fixed fee shall be in direct ratio of the total contract fixed fee as the net direct labor hours expended during the period is to the total contract level of effort (direct man-hours).

(c) Completion Orders. The Contractor is entitled to the full amount of fixed fee upon the acceptable completion of the delivery order.

(d) Term Orders. No fee shall be paid under term form orders for hours not performed.

(e) Withholding. As provided in the clause entitled, Fixed Fee (FAR 52.216-8), the Contracting Officer hereby withholds 15% of all fixed fee payable under the contract up to the stated maximum of $100,000. Invoices submitted under the contract shall indicate fixed fee withheld.

(f) The terms of this clause and of FAR 52.216-8 apply to the total fixed fee specified in Section B of the contract rather than to the individual orders placed hereunder.

G.10 TECHNICAL DIRECTION (AUG 1999)

Performance of the work hereunder shall be under the technical direction of a Technical Monitor (COTR). As used herein, "technical direction" is limited to directions to the contractor which fill in details or otherwise complete the general description of work set forth in the contract. This direction may not include new assignments of work, or may not be of such a nature as to cause an increase or decrease in the estimated cost of the contract, or otherwise affect any other provision of this contract.

G.11 ACCOUNTING AND APPROPRIATION DATA (MAY 1999)

Each individual task order shall specify the Accounting and Appropriation Data from which payment shall be made.

G.12 TRAVEL AND PER DIEM (JULY 2000)

Travel by air will be reimbursed at actual, not to exceed coach fare, Travel subsistence reimbursement will be authorized under the rates and conditions of the Federal Travel Regulations and the Department's Travel manual (DOT 1500.6A). Per Diem will be reimbursed at actuals, not to exceed the per diem rates set forth in Federal Property Management Regulations (FPMR) 41 CFR Chapter 101, Chapter 7, General Services Administration (GSA) Bulletin FPMR A-40 Supp-(in effect at time of travel), or at said per diem rates regardless of actual cost, whichever is in accordance with the contractor's standard accounting practice or disclosure statement. The per diem allowance shall not be allowed when the period of official travel is 12 hours or less during the same calendar day. Travel by privately-owned vehicle will be reimbursed at the current GSA-approved mileage rate. If the contractor incurs travel cost in excess of the amount shown in each task order, it is at its own expense.

SECTION H - SPECIAL CONTRACT REQUIREMENTS

H.1 LEVEL OF EFFORT NOTIFICATION (DEC 1998)

A. The Contractor shall notify the Administrative Contracting Officer immediately in writing whenever it has reason to believe that:

(1) The level of effort that the Contractor expects to incur under any term type task in the next 30 days, when added to the level of effort previously expended in the performance of that task order, will exceed 75% of the level established for that task order;

(2) The level of effort required to perform a particular task order will be greater than the level of effort established for the task order.

B. Either the "Limitation of Cost" or the "Limitation of Funds" clause, depending on whether the task order is fully funded or not, applies independently to each task order under this contract and nothing in this clause amends the rights or responsibilities of the parties hereto under either of these two clauses. The notifications required by this clause are separate and distinct from any specified in the "Limitation of Cost" or "Limitation of Funds" clause.

H.2 TYPE OF CONTRACT (DEC 1998)

(a) This is a cost-plus fixed fee contract in the "Completion" form in accordance with Federal Acquisition Regulation 16.306 (d) (1). For this contract the period of performance is 5 years from the effective date of award.

(b) The contractor shall maintain a job order cost accounting system that will accumulate costs incurred for each Task Order separately. In submitting it's vouchers/invoices for payment of cost incurred hereunder, the Contractor shall list labor hours and other cost elements for each Task Order, then summarize to a billing amount.

H.3 GPO PRINTING REQUIREMENT (DEC 1998)

All printing funded by this contract will be accomplished in conformance with Title 44, United States Code, regulations of the Joint Committee on Printing, applicable provisions of appropriation acts, and applicable regulations issued by the Government Printing Office and the Department of Transportation.

H.4 TASK ORDER LIMITATIONS (DEC 1998)

(a) The issuance of Task Order(s) (TO) hereunder does not relieve the Contractor of its responsibilities under Clause 52.232-22, Limitation of Funds, and/or FAR 52.232-20, Limitation of Costs. The applicable clause, Limitation of Funds (LOF), for incrementally funded TOs and Limitation of Costs (LOC), for fully funded TOs apply to individual TOs as well as to the contract as a whole.

(b) Costs incurred under a TO shall relate only to the performance of the work called for in that TO. The level of effort or the funds allocated to a TO may not be applied to work under any other TO issued under the contract without the written authorization of the Contracting Officer.

(c) The term "TO" shall be substituted for "schedule wherever the word appears in FAR clauses 52,232-20, Limitation of Cost, or 52.232-22, Limitation of Funds, as specified. In the event that fully funded work orders are issued under a TO, the provisions of the appropriate clauses shall apply to each work order as if it were a TO.

H.5 ISSUANCE OF TASK ORDERS (OCT 2001)

(a) Under this contract, as firm work requirements materialize, within the period of performance set forth herein, and within the funds allotted hereunder, the Contracting Officer will direct the Contractor to perform work as generally described in Section C. The Contracting Officer will issue such directions to the Contractor in the form of Task Orders (TOs). Prior to issuance of any TO, the Contracting Officer will discuss with the Contractor the work to be performed, the timing thereof, and will negotiate the estimated cost thereof. In the event that agreement cannot be

reached on the estimated v cost of any TO, the Contracting Officer may unilaterally determine the estimated cost of that TO. In such event, the Contractor may seek relief or remedies as set forth in the Disputes clause. Except as specifically provided herein, the Government makes no representation as to the number of Task Orders or the actual amount of work, which will be assigned. The Contractor shall not perform any work hereunder nor incur any cost hereunder, until it receives a specific Task Order signed by the Contracting Officer. Each Task Order will contain as a minimum, the following:

1. Sequential number.

2. Type of Task Order Term or Completion

3. Statement of the problem.

4. Scope of work effort.

5. Reporting requirements.

6. Time schedule of performance.

7. Estimated level of effort to be expended.

8. Estimated cost.

9. Required signature.

10. Delivery, inspection and final acceptance points.

(b) If a Task Order will culminate in a report the TO will specify the type of report and format required.

H.6 SALES TAX EXEMPTION (DEC 1998)

(a) The Volpe National Transportation Systems Center, as part of the Department of Transportation, an agency of the United States, is an exempt purchaser. Accordingly, all purchases of personal property by this organization are exempt from state and local taxation.

(b) The Contractor will be provided with Tax Exemption certificates for the purpose of obtaining an exemption from state sales tax for supplies purchased under this procurement (see each individual Task Order).
Notwithstanding the terms of the Federal, State, and Local taxes clause, if the Tax Exempt Certificate is not honored by the state, the Contractor shall state separately on its invoices the amount of state sales tax, and the Government agrees to either pay the amount of the tax to the Contractor or, where the amount of the tax exceeds $250.00, to provide evidence necessary to sustain the exemption.

H.7 NON-PERSONAL SERVICES (DEC 1998)

A. No personal services as defined in Part 37 of the FAR shall be performed under this contract. No Contractor employee will be directly supervised by the Government. All individual employee assignments and daily work direction shall be given by the Contractor's supervisor. If the Contractor believes any Government action or communication has been given that would create a personal services relationship between the Government and any Contractor employee, the Contractor shall promptly notify the Contracting Officer of this communication or action.

B. The Contractor shall not perform any inherently governmental functions under this contract. No Contractor employee shall hold him or herself out to be a Government employee, agent, or representative. In all communications with third parties in connection with this contract, Contractor employees shall identify themselves as Contractor employees and specify the name of the company for which they work. In all communications with other Government Contractors in connection with this contract, the Contractor employee shall state that they have no authority to in any way change the contract and that if the other Contractor believes this communication to be a direction to change their contract, they should notify the Contracting Officer for that contract and not carry out the direction until a clarification has been issued by the Contracting Officer.

C. The Contractor shall ensure that all of its employees working on this contract are informed of the substance of this clause. Nothing in this clause shall limit the Government's rights in any way under any other provision of the contract, including those related to the Government's right to inspect and accept the services to be performed under this contract. The substance of this clause shall be included in all subcontracts at any tier.

H.8 MAXIMUM FEE/PROFIT (SEP 1999)

A. Contractors shall propose an appropriate rate of fee depending on the risk associated with a cost-plus-fixed-fee contractual arrangement and the nature of the work in the task order. However, the proposed task order fixed fee shall not exceed an amount that is the sum of (1) _____* percent of the prime Contractor's labor and any resulting direct cost expected to be incurred as a result of that labor** and any indirect cost applied and (2) _____* percent of all other direct and indirect cost proposed for the task resulting from other than the prime Contractors effort.*** For term type tasks, an overall hourly fee will be determined by dividing the total fixed fee proposed by the direct professional labor hours required.

B. Contractors shall propose an appropriate rate of available award fee depending on the risk associated with a cost-plus-award-fee contractual arrangement and the nature of the work in the task order. In accordance with Paragraph G.7, Payment and Consideration, the base fee shall be 0%. The proposed award fee available under the task order shall not exceed an amount that is the sum of (1) _____* percent of the prime Contractor's labor and any resulting direct cost expected to be incurred as a result of that labor** and any indirect cost applied and (2) _____* percent of all other direct and indirect cost proposed for the task resulting from other than the prime Contractors effort.***

C. For noncompetitive task orders issued on firm-fixed-price basis, Contractors shall propose an appropriate profit based on the risk associated with that contract type and the nature of the work in the task order. The proposed profit included in the firm-fixed-price shall not exceed an amount that is the sum of (1) _____* percent of the prime Contractor's labor and any resulting direct cost expected to be incurred as a result of that labor** and any indirect cost applied and (2) _____* percent of all other direct and indirect cost proposed for the task resulting from other than the prime Contractors effort.***

*To be filled in at the time of award of the contract, based on Contractor's proposal, see Section L of this RFP.

** Administrative or support categories accounted for as direct in accordance with approved accounting system such as secretarial support, word processing, and contract administration; and other direct cost such as travel incurred by the prime Contractor, computer usage charges, and postage.

*** Generally equipment, materials, subcontracts, and any indirect cost applied and other direct cost incurred such as subcontract administration.

H.9 DOT INFORMATION SECURITY REQUIREMENTS (APR 2003)

1. **Access to Sensitive Information.**

    a. Work under this contract may involve access to sensitive information, as described in paragraph d below, which shall not be disclosed by the contractor unless authorized by the contracting officer. To protect sensitive information, the contractor shall provide training to any contractor employee authorized access to sensitive information and, upon request of the Government, provide information as to an individual's suitability to have such authorization. Contractor employees found by the Government to be unsuitable or whose employment is deemed contrary to the public interest or inconsistent with the best interest of national security may be prevented from performing work under the particular contract when requested by the contracting officer.

    b. The contractor shall ensure that contractor employees are: (1) citizens of the United States of America or an alien who has been lawfully admitted for permanent residence or employment (indicated by immigration status) as evidenced by Immigration and Naturalization Service

documentation; and (2) have background investigations in accordance with DOT Order 1630.2B, Personnel Security Management.

c. The contractor shall include the above requirements in any subcontract awarded involving access to Government facilities, sensitive information, and/or resources.

d. Sensitive Information is proprietary data or other information that, if subject to unauthorized access, modification, loss or misuse could adversely affect national interest, conduct of Federal programs, or privacy of individuals specified in the Privacy Act, but has not been specifically authorized to be kept secret in the interest of national defense or foreign policy under an Executive Order or Act of Congress."

2. **Information Technology (IT) Services.**

a. The contractor shall be responsible for IT security for all systems operated by or connected to a DOT network, regardless of location. This includes any IT resources or services in which the contractor has physical or electronic access to DOT's sensitive information that directly supports the mission of DOT (e.g., hosting DOT e-Government sites or other IT operations). If necessary, the Government shall have access to contractor and any subcontractor facilities, systems/networks operated on behalf of DOT, documentation, databases and personnel to carry out a program of IT inspection (to include vulnerability scanning), investigation and audit to safeguard against threats and hazards to DOT data or IT systems.

b. Within 30 days of contract award, the contractor shall develop and provide to the Government for approval, an IT Security Plan which describes the processes and procedures the contractor will follow in performance of this contract to ensure the appropriate security of IT resources developed, processed, or used under this contract. This Plan shall be written and implemented in accordance with applicable Federal laws including: The Computer Security Act of 1987 (40 U.S.C. 1441 et seq.), the Clinger-Cohen Act of 1996, and the Government Information Security Reform Act (GISRA) of 2000 and meet Government IT security requirements including: OMB Circular A-130, Management of Federal Information Resources, Appendix 111, Security of Federal Automated Information Resources; National Institute of Standards and Technology (NIST) Guidelines; Departmental Information Resource Management Manual (DIRMM) and associated guidelines; and DOT Order 1630.2B, Personnel Security Management.

c. The contractor shall screen their personnel requiring privileged access or limited privileged access to systems operated by the contractor for DOT or interconnected to a DOT network in accordance with DOT Order 1630.2B, Personnel Security Management and ensure contractor employees are trained annually in accordance with OMB Circular A-130, GISRA, and NIST requirements with a specific emphasis on rules of behavior.

d. The contractor shall immediately notify the contracting officer when an employee terminates employment that has access to DOT information systems or data.

e. The contractor shall include the above requirements in any subcontract awarded for IT services.

f. IT means any equipment or interconnected system or subsystem of equipment used in the automatic acquisition, storage, manipulation, management, movement, control, display, switching, interchange, transmission, or reception of data or information and as further defined in OMB Circular A-130 and the Federal Acquisition Regulation Part 2.

H.10 CONTRACTOR RESPONSIBILITY (DEC 1998)

The Contractor shall without additional expense to the Government, be responsible for all damage to persons or property that occur as a result of its fault or negligence in connection with the prosecution of the work, and shall be

responsible for the proper care and protection of work performed. Breakage or loss of office equipment or other property including that of a Government employee, which may occur in or about the building as a result of a fault or negligence in the Contractor's operations or fault or negligence in the actions of the Contractor's agent, subcontractors or its employees shall be made good by the Contractor at its expense.

H.11 HANDLING OF DATA (MAY 1999)

A. The Contractor and any of its subcontractors in performance of this contract may have need for access to and use of various types of data and information in the possession of the Government which the Government obtained under conditions that restrict the Government's right to use and disclose the data and information, or which may be of such a nature that its dissemination or use other than in the performance of this contract would be adverse to the interests of the Government or other parties. Therefore, the Contractor and its subcontractors agree to abide by any restrictive use conditions on such data and not to:

(1) Knowingly disclose such data and information to others without written authorization from the Contracting Officer, unless the Government has made the data and information available to the public; nor

(2) Use for any purpose other than the performance of this contract that data which bears a restrictive marking or legend.

B. In the event the work required to be performed under this contract requires access to proprietary data of other companies, the Contractor shall obtain agreements from such other companies for such use unless such data is provided or made available to the Contractor by the Government. Two copies of such company-to-company agreements shall be furnished promptly to the Contracting Officer for information only. These agreements shall prescribe the scope of authorized use or disclosure, and other terms and conditions to be agreed upon between the parties. It is agreed by the Contractor that any such data, whether obtained by the Contractor pursuant to the aforesaid agreement or from the Government, shall be protected from unauthorized use or disclosure to any individual, corporation, or organization so long as it remains proprietary.

C. Through formal training in company policy and procedures, the Contractor agrees to make employees aware of the absolute necessity to maintain the confidentiality of data and information, as required above, and further aware of the sanctions which may be imposed for divulging either the proprietary data of other companies or data that is obtained from the Government to anyone except as authorized. The Contractor shall obtain from each employee engaged in any effort connected with this contract an agreement, in writing, which shall in substance provide that such employee will not during his/her employment by the Contractor, or thereafter, disclose to others or use for his/her own benefit or the future benefit of any individual any trade secrets, confidential information, or proprietary/restricted data (to include Government "For Official Use Only") received in connection with the work under this contract. The Contractor shall furnish a sample form of this agreement to the Contracting Officer promptly after award.

D. The Contractor agrees to hold the Government harmless and indemnify the Government as to any cost/loss resulting from the unauthorized use of disclosure of third party data or software by the Contractor, its employees, subcontractors, or agents.

E. The Contractor agrees to include the substance of this provision in all subcontracts awarded under this contract. The Contracting Officer will consider case-by-case exceptions from this requirement for individual subcontracts in the event that

(1) The Contractor considers the application of the prohibitions of this provision to be inappropriate and unnecessary in the case of a particular subcontractor;
(2) The subcontractor provides a written statement affirming absolute unwillingness to perform absent some relief from the substance of this prohibition;
(3) Use of an alternate subcontract source would reasonably detract from the quality of effort; and
(4) The Contractor provides the Contracting Officer timely written advance notice of these and any other extenuating circumstances.

F. Except as the Contracting Officer specifically authorizes in writing, upon completion of all work under this contract the Contractor shall return all such data and information obtained from the Government, including all copies, modifications, adaptations, or combinations thereof, to the Contracting Officer. Data obtained from another company shall be disposed of in accordance with the Contractor's agreement with that company, or, if the agreement makes no provision for disposition, shall be returned to that company. The Contractor shall further certify in writing to the Contracting Officer that all copies, modifications, adaptations or combinations of such data or information which cannot reasonably be returned to the Contracting Officer (or to a company) have been deleted from the Contractor's (and any subcontractor's) records and destroyed.

G. These restrictions do not limit the Contractor's (or subcontractor's) right to use and disclose any data and information obtained from another source without restriction.

H. As used herein, the term "data" has the meaning set forth in Federal Acquisition Regulations, clause 52.227-14, "Rights in Data - General," and includes, but is not limited to, computer software, as also defined in Clause 52.227-14.

H.12 INSURANCE (FEB 2005)

The contractor shall comply with Section I, FAR Clauses 52.228-5 "Insurance-Work on a Government Installation" and FAR 52.228-7, "Insurance-Liability to Third Persons." The contractor shall secure, pay the premiums for, and keep in force until the expiration of this contract, and any renewal thereof, adequate insurance as provided below, such insurance to specifically include liability assumed by the contractor under this contract. The contractor is responsible for providing insurance of the following types and minimum amounts:

a. Workman's Compensation and Employees Liability Insurance as required by applicable statue, but not less than $100,000.

b. Comprehensive bodily injury liability insurance with limits of not less than $500,000 for each accident.

c. Property damage liability with a limit of not less than $100,000 for each accident.

d. Automotive bodily injury liability insurance with limits of not less than $200,000 for each person and $500,000 for each accident, and property damage liability insurance, with a limit of not less than $40,000 for each accident.

Each policy of insurance shall contain an endorsement that any cancellation or material change in the coverage adversely affecting the Government's interest shall not be effective unless the insurer or the contractor gives written notice of cancellation or change to the CO at least 30 calendar days prior to the aforementioned actions. When the coverage is provided by self-insurance, the contractor shall not change or decrease the coverage without the CO's prior approval.

A certificate of each policy of insurance shall be furnished to the CO within ten (10) days after notice of award certifying, among other things, that the policy contains the aforesaid endorsement. The insurance companies providing the above insurance shall be satisfactory to the Government. Notices of policy changes shall be furnished to the CO.

H.13 TRAVEL (MAR 2005)
Travel directly related to the performance of work in accordance with Section C shall not be permitted unless authorized under a task order. All requests for travel must be approved by the job order initiator in writing in advance of travel taking place. The actual costs for lodging, meals, and incidentals will be considered reasonable and allowable if they do not exceed the maximum per diem rates in effect at the time of travel as set forth in the Federal Travel Regulations. A written justification must be provided for higher amounts in special or unusual circumstances in accordance with the FAR Subpart 31.205-46.Compensation for time in excess of eight hours a day is allowable only to the extent such compensation conforms to established compensation practices throughout the contractor's organization on non Governmental work.

SECTION I - CONTRACT CLAUSES

I.1 FAR 52.252-2 CLAUSES INCORPORATED BY REFERENCE. (FEB 1998)

This contract incorporates one or more clauses by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. Also, the full text of a clause may be accessed electronically at this/these address(es):

http://www.dot.gov/ost/m60/tamtar
http://farsite.hill.af.mil/vffr.htm
http://www.arnet.gov/far

52.202-1	Definitions.	JUL 2004
52.203-3	Gratuities.	APR 1984
52.203-5	Covenant Against Contingent Fees.	APR 1984
52.203-6	Restrictions on Subcontractor Sales to the Government	JUL 1995
52.203-7	Anti-Kickback Procedures.	JUL 1995
52.203-8	Cancellation, Rescission, and Recovery of Funds for Illegal or Improper Activity.	JAN 1997
52.203-10	Price or Fee Adjustment for Illegal or Improper Activity.	JAN 1997
52.203-12	Limitation on Payments to Influence Certain Federal Transactions.	JUN 2003
52.204-4	Printed or Copied Double-Sided on Recycled Paper.	AUG 2000
52.204-7	Central Contract Registration	OCT 2003
52.209-6	Protecting the Government's Interest When Subcontracting with Contractors Debarred, Suspended, or Proposed for Debarment.	JAN 2005
52.215-2	Audit and Records - Negotiation.	JUN 1999
52.215-8	Order of Precedence - Uniform Contract Format.	OCT 1997
52.215-10	Price Reduction for Defective Cost or Pricing Data.	OCT 1997
52.215-11	Price Reduction for Defective Cost or Pricing Data Modifications.	OCT 1997
52.215-12	Subcontractor Cost or Pricing Data.	OCT 1997
52.215-13	Subcontractor Cost or Pricing Data - Modifications.	OCT 1997
52.215-14	Integrity of Unit prices Alternate 1 ((OCT 1997)	OCT 1997
52.215-15	Pension Adjustments and Asset Revisions	OCT 2004
52.215-18	Reversion of Adjustment of Plans for Postretirement Benefits (PRB) other than Pensions	OCT 1997
52.215-17	Waiver of Facilities Capital Cost of Money.	OCT 1997
52.215-21	Requirements for Cost or Pricing Data or Information Other Than Cost or Pricing Data - Modifications.	OCT 1997
52.215.21	Requirements for Cost or Pricing Data or Information Other Than Cost or Pricing Data - Modifications. Alternate 1 (OCT 1997)	OCT 1997
52.216-7	Allowable Cost and Payment.	DEC 2002
52.216-8	Fixed Fee.	MAR 1997
52.216-18	Ordering	OCT 1995

For the purpose of this clause the blank (s) are completed as follows:
(a)…Such orders may be issued <u>from the date of Contract award.</u> <u>through five years</u>

52.216-19	Order Limitations	OCT 1995

For the purpose of this clause the blank (s) are completed as follows:
    (a) …in an amount of less than 2,500
    (b) (1) Any order for a single item in excess of $5,000,000
    (b) (2) Any order for a combination of items in excess of $5,000,000;
    (b) (3) A series of orders from the same ordering office within (Not Applicable) days
    (c) .within (Not Applicable) days after issuance

| 52.216-22 | Indefinite Quantity | OCT 1995 |

For the purpose of this clause the blanks are completed as follows
(d) contractor shall not be required to make deliveries under this
contract one year from the expiration date of the contract

| 52.217-8 | Option to Extend Services | NOV 1999 |

For the purpose of this clause the blanks(s) are completed
As follows: "30 calendar days before expiration of contract"

| 52.219-1 | Small Business Representations | MAY 2004 |

| 52.222-1 | Notice to the Government of Labor Disputes | FEB 1997 |
| 52.222-2 | Payment of Overtime Premiums | JUL 1990 |

For the purpose of this clause the blank (s) are completed as follows: (a) the use of overtime is authorized under this contract if the premium does not exceed zero or the overtime premium is paid for work

52.222-3	Convict Labor	JUN 2003
52.222-4	Contract Work Hours and Safety Standards	JUL 2005
	Act - Overtime Compensation	
52.222.21	Prohibition Of Segregated Facilities	FEB 1999
52.222-26	Equal Opportunity	APR 2002
52.222-35	Equal Opportunity for Special Disabled Veterans, Veterans	
	of the Vietnam Era, and other Eligible Veterans	DEC 2001
52.222-36	Affirmative Action for Workers with	JUN 1998
	Disabilities	
52.222-37	Employment Reports on Special Disabled Veterans	
	Veterans of the Vietnam Era, and other Eligible Veterans	DEC 2001
52.223-5	Pollution Prevention and Right-to-Know	
	Information	AUG 2003
52.223-6	Drug-Free Workplace	MAY 2001
52.223-14	Toxic Chemical Release Reporting	AUG 2003
52.224-1	Privacy Act Notification.	APR 1984
52.224-2	Privacy Act	APR 1984
52.225.1	Buy American Act-Supplies	JUN 2003

52.225-11	Buy American Act- Construction Materials Under	
	Trade Agreements	JAN 2005
52.227-2	Notice and Assistance Regarding Patent and Copyright	
	Infringement	APR 1996
52.227-3	Patent Indemnity	APR 1984
52.227-12	Patent Rights-Retention by the Contractor (Long Form)	JAN 1997
52.227-14	Rights in Data - General	JUN 1987
52.227-14	Rights in Data - General (JUN 1987)	
	-- Alternate I	JUN 1987
52.227-14	Rights in Data - General (JUN 1987) –	
	Alternate V	JUN 1987
52-227-16	Additional Data Requirements	JUN 1987
52-227-19	Commercial Computer Software-Restricted Rights	JUN 1987
52-228-5	Insurance- Work on a Government Installation	JAN 1997

52.228-7	Insurance - Liability to Third Persons	MAR 1996
52.229-3	Federal, State, and Local Taxes	APR 2003
52.230-2	Cost Accounting Standards	APR 1998
52.230-3	Disclosure and Consistency of Cost Accounting Practices	APR 1998
52.230-6	Administration of Cost Accounting Standards	NOV 1999
52.232-9	Limitation on Withholding of Payments	APR 1984
52.232-17	Interest	JUN 1996

52.232-18	Availability of Funds	APR 1984
52.232-20	Limitation of Cost	APR 1984
	"Task Order is to substituted for " Schedule where Appearing	
52.232-22	Limitation of Funds	APR 1984
	"Task Order " is to substituted for "Schedule where appearing.	
52.232-23	Assignment of Claims	JAN 1986
52.232-25	Prompt Payment	OCT 2003
52.232.33	Payment by Electronic Funds Transfer	
	Central Contractor Registration	OCT 2003
52.233-1	Disputes	JUL 2002
	Alternate 1	DEC 1991
52.233-3	Protest after Award	AUG 1996
	Alternate 1	JUN 1985
52.237-2	Protection of Government Buildings, Equipment, Vegetation	APR 1984
52.239-1	Privacy of Security Safeguards	AUG 1996
52.242-1	Notice of Intent to Disallow Costs	APR 1984
52.242-3	Penalties for Unallowable Costs	MAY 2001
52.242-4	Certification of Final Indirect Costs	JAN 1997
52.242-13	Bankruptcy	JUL 1995
52.243-2	Changes - Cost-Reimbursement	AUG 1987
52.243-2	Changes - Cost-Reimbursement -- Alternate I	APR 1984
52.244-2	Subcontracts	AUG 1998
52.244-2	Subcontracts Alternate II (AUG 1998)	AUG 1998
52.245-5	Government Property (Cost Reimbursement Time-And-	
	Material, or Labor-Hour Contract)	MAY 2004
52.245-19	Government Property Furnished "As Is"	APR 1984
52.246-25	Limitation of Liability--Services	FEB 1997
52.249-6	Termination (Cost-Reimbursement)	MAY 2004
52.249-14	Excusable Delays	APR 1984
52.251-1	Government Supply Sources	APR 1984
52.253-1	Computer Generated Forms	JAN 1991

II. TRANSPORTATION ACQUISITION REGULATION (48CFR CHAPTER 12) CLAUSES

NUMBER	TITLE	DATE
1252.223-71	Accident and Fire Reporting	OCT 1994
1252.237-70	Qualifications of Employees	OCT 1994
1252.245-70	Government Property Records	OCT 1994

I.2 FAR 52.204-1 APPROVAL OF CONTRACT. (DEC 1989)

This contract is subject to the written approval of Chief, Acquisition Management Division, and shall not be binding until so approved.

I.3 FAR 52.215-19 NOTIFICATION OF OWNERSHIP CHANGES (OCT 1997)

(a) The Contractor shall make the following notifications in writing:

(1) When the Contractor becomes aware that a change in its ownership has occurred, or is certain to occur, that could result in changes in the valuation of its capitalized assets in the accounting records, the Contractor shall notify the Administrative Contracting Officer (ACO) within 30 days.

(2) The Contractor shall also notify the ACO within 30 days whenever changes to asset valuations or any other cost changes have occurred or are certain to occur as a result of a change in ownership.

(b) The Contractor shall -

    (1) Maintain current, accurate, and complete inventory records of assets and their costs;

    (2) Provide the ACO or designated representative ready access to the records upon request;

    (3) Ensure that all individual and grouped assets, their capitalized values, accumulated depreciation or amortization, and remaining useful lives are identified accurately before and after each of the Contractor's ownership changes; and

    (4) Retain and continue to maintain depreciation and amortization schedules based on the asset records maintained before each Contractor ownership change.

(c)The Contractor shall include the substance of this clause in all subcontracts under this contract that meet the applicability requirement of FAR 15.408(k).

I.4 FAR 52.244-6 SUBCONTRACTS FOR COMMERCIAL ITEMS AND COMMERCIAL COMPONENTS (DEC 2004)

(a) Definitions. As used in this clause -

"Commercial item" has the meaning contained in the Federal Acquisition Regulation 2.101, Definitions.

"Subcontract" includes a transfer of commercial items between divisions, subsidiaries, or affiliates of the Contractor or subcontractor at any tier.

(b) To the maximum extent practicable, the Contractor shall incorporate, and require its subcontractors at all tiers to incorporate, commercial items or non-developmental items as components of items to be supplied under this contract.

(c)(1) The Contractor shall insert the following clauses in subcontracts for commercial items:

(i)	52.219-8, Utilization of Small Business Concerns (May 2004)(15 U.S.C. 637 (d) (2) and (3)), in all subcontracts that offer further subcontracting opportunities. If the subcontract (except subcontracts to small business concerns) exceeds $500,000 ($1,000,000 for construction of any public facility), the subcontractor must include 52.219-8 in lower tier subcontracts that offer subcontracting opportunities.
(ii)	52.222-26, Equal Opportunity (Apr 2002) (E.O. 11246);
(iii)	52.222-35, Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans (Dec 2001) (38 U.S.C. 4212(a));
(iv)	52.222-36, Affirmative Action for Workers with Disabilities (Jun 1998) (29 U.S.C. 793);
(v)	52.222-39, Notification of Employee Rights Concerning Payment of Union Dues or Fees (Dec 2004) (E.O. 13201). Flow down as required in accordance with paragraph (g) of FAR clause 52.222-39).
(vi)	52.247-64, Preference for Privately Owned U.S.-Flag Commercial Vessels (Apr 2003) (46 U.S.C. 1241 and 10 U.S.C. 2631) (flow down required in accordance with paragraph (d) of FAR clause 52.247-64).

    (2) While not required, the Contractor may flow down to subcontracts for commercial items a minimal number of additional clauses necessary to satisfy its contractual obligations.

(d) The Contractor shall include the terms of this clause, including this paragraph (d), in subcontracts awarded under this contract.

I.5 TAR 1252.242-72 DISSEMINATION OF CONTRACT INFORMATION (OCT 1994)

The Contractor shall not publish, permit to be published, or distribute for public consumption, any information, oral or written, concerning the results or conclusions made pursuant to the performance of this contract, without the prior written consent of the Contracting Officer. Two copies of any material proposed to be published or distributed shall be submitted to the Contracting Officer.

I.6 TAR 1252.223-73 SEAT BELT USE POLICIES AND PROGRAMS (MAY 2005)

In accordance with Executive Order 13043, Increasing Seat Belt Use in the United States, dated April 16, 1997, the contractor is encouraged to adopt and enforce on-the-job seat belt use policies and programs for its employees when operating company-owned, rented, or personally-owned vehicles. The National Highway Traffic Safety Administration (NHTSA) is responsible for providing leadership and guidance in support of this Presidential initiative. For information on how to implement such a program or for statistics on the potential benefits and cost-savings to your company or organization, please visit the *Buckle Up America* section of NHTSA's website at www.nhtsa.dot.gov. Additional resources are available from the Network of Employers for Traffic Safety (NETS), a public-private partnership headquartered in the Washington, D.C. metropolitan area, and dedicated to improving the traffic safety practices of employers and employees. NETS is prepared to help with technical assistance, a simple, user friendly program kit, and an award for achieving the President's goal of 90 percent seat belt use. NETS can be contacted at 1-888-221-0045 or visit its website at www.trafficsafety.org.

.

<u>SECTION J - LIST OF ATTACHMENTS</u>

Attachment 1.   **CONTRACTOR PERFORMANCE REPORT**

SECTION K - REPRESENTATIONS, CERTIFICATIONS, AND OTHER STATEMENTS OF OFFERORS OR QUOTERS

K.1 FAR 52.204-8 ANNUAL REPRESENTATIONS AND CERTIFICATIONS (JAN 2005)

(a) (1) If the clause at 52.204-7, Central Contractor Registration is included in this solicitation, paragraph (b) of this provision applies.

(2) If the clause at 52.204-7 is not included in this solicitation, and the Offeror is currently registered in CCR, and has completed the ORCA electronically, the Offeror may choose to use paragraph (b) instead of completing the corresponding individual representations and certifications in the solicitation. The Offeror shall indicate which option applies by checking one of the following boxes:

> [ ] (i) Paragraph (b) applies.
> [ ] (ii) Paragraph (b) does not apply and the Offeror has completed the individual
> representations and certifications in the solicitation.

(b) The Offeror has completed the annual representations and certifications electronically via the Online Representations and Certifications Application (ORCA) website at http://orca.bpn.gov. After reviewing the ORCA database information, the Offeror verifies by submission of the offer that the representations and certifications currently posted electronically have been entered or updated within the 12 months, are current, accurate, complete, and applicable to this solicitation (including the business size standard applicable to the NAICS code referenced for this solicitation), as of the date of this offer and are incorporated in this offer by reference (see FAR 4.1201); except for the changes identified below *[Offeror to insert changes, identifying change by clause number, title, date]*. These amended representation(s) and/or certification(s) are also incorporated in this offer and are current, accurate, and complete as of the date of this offer.

Any changes provided by the Offeror are applicable to this solicitation only, and do not result in an update to the representations and certifications posted in ORCA.

SECTION L - INSTRUCTIONS, CONDITIONS, AND NOTICES TO OFFERORS OR QUOTERS

L.1 FAR 52.252-1 SOLICITATION PROVISIONS INCORPORATED BY REFERENCE (FEB 1998)

This solicitation incorporates one or more solicitation provisions by reference, with the same force and effect as if they were given in full text. Upon request, the Contracting Officer will make their full text available. The Offeror is cautioned that the listed provisions may include blocks that must be completed by the Offeror and submitted with its quotation or offer. In lieu of submitting the full text of those provisions, the Offeror may identify the provision by paragraph identifier and provide the appropriate information with its quotation or offer. Also, the full text of a solicitation provision may be accessed electronically at this/these address(es):

http://www.dot.gov/ost/m60/tamtar
http://farsite.hill.af.mil/vffr.htm
http://www.arnet.gov/far

52.204-6	Data Universal Numbering System (DUNS) Number.	OCT 2003
52.214-34	Submission of Offers in the English Language.	APR 1991
52.214-35	Submission of Offers in U.S. Currency.	APR 1991
52.215-16	Facilities Capital Cost of Money.	JUN 2003
52.232-38	Submission of Electronic Funds Transfer Information with Offer	MAY 1999
52.237-10	Identification of Uncompensated Overtime	OCT 1997

L.2 FAR 52.215-20 REQUIREMENTS FOR COST OR PRICING DATA OR INFORMATION OTHER THAT COST OR PRICING DATA (OCT 1997) – ALTERNATIVE (OCT 1997)

      (a) Submission of cost or pricing data is not required
      (b) Provide information described below

L.3 FAR 52.216-1 TYPE OF CONTRACT (APR 1984)

The Government contemplates award of a cost-plus-fixed-fee contract resulting from this solicitation.

L.4 FAR 52.233-2 SERVICE OF PROTEST (AUG 1996)

(a) Protests, as defined in section 33.101 of the Federal Acquisition Regulation, that are filed directly with an agency, and copies of any protests that are filed with the General Accounting Office (GAO), shall be served on the Contracting Officer (addressed as follows) by obtaining written and dated acknowledgment of receipt from :

      U.S DOT/RITA/Volpe Center
      Attn: Orin D. Cook DTS-852
      Ref: DTRS57-03-R-20048
      55 Broadway
      Cambridge MA 02142-1093
      Fax: (617) 494-3024
      E-mail Orin.Cook@volpe.dot.gov

(b) The copy of any protest shall be received in the office designated above within one day of filing a protest with the GAO.

L. 5 TECHNICAL PROPOSAL

Submission of a technical proposal is not required. By submission of a cost proposal and acceptance of the Statement of Work the Contractor will demonstrate that they have a complete understanding of the task to be performed.

L.6 COST PROPOSAL INSTRUCTIONS

L.6.A Solicitation Documents

Offerors shall submit a completed (Section B.4 Services and Prices) and a Signed Standard Form 33 (Section A, Page 1 of the solicitation); and Section K – Representations, Certifications, and Other Statements of Offerors, but only if the Offeror has any changes to identify in its annual representations and certifications (See solicitation provision K 1 page 35)

L.6.B Billing Rate Proposal

Offeror shall submit a billing rate proposal for the ensuing fiscal year which will include actual cost and other supporting data as specified in FAR 52.216-7. The billing rate proposal will be submitted to DCAA for the required annual audit.

SECTION M - EVALUATION FACTORS FOR AWARD

Offerors proposal shall represent the Offeror's response to the requirements of the RFP. Award will be based on an acceptable, fair and reasonable cost proposal.

ATTACHMENT J.1 - CONTRACTOR PERFORMANCE REPORT



CONTRACTOR PERFORMANCE REPORT

Host Agency:	Report Type:	Report Date: From: To:	
Evaluating Organization:	Contracting Office:	Contract Number:	Order Number:
Contractor Name and Address:			TIN: DUNS: SIC/NAICS: Commodity Code: Contract Type:
Contract Award Date:	Contract Expiration Date:		Contract Value:
Description of Requirement:			

RATINGS

Quality of Product or Service

0=Unsatisfactory   1=Poor   2=Fair   3=Good   4=Excellent   5=Outstanding

Rating:

Government Comments for Quality of Product or Service

Cost Control

0=Unsatisfactory   1=Poor   2=Fair   3=Good   4=Excellent   5=Outstanding

Rating:

Government Comments for Cost Control

Timeliness of Performance

0=Unsatisfactory   1=Poor   2=Fair   3=Good   4=Excellent   5=Outstanding

Rating:

Government Comments for Timeliness of Performance

Business Relations

0=Unsatisfactory   1=Poor   2=Fair   3=Good   4=Excellent   5=Outstanding

Rating:

Government Comments for Business Relations

Subcontracts

Are subcontracts involved?

Government Comments for Comment on subcontracts

Contractor Key Personnel

Contractor Manager/Principal Investigator

Government Comments for Contractor Manager/Principal Investigator

Contractor Key Person

Government Comments for Contractor Key Person

Contractor Key Person

Government Comments for Contractor Key Person

Small Business Subcontracting Plan

Did the contractor make a good faith effort to comply with its subcontracting plan consistent with the goals and objectives, reporting and other aspects of the plan?

If this is a bundled contract, did the contractor meet the goals and objectives for small business participation?

Government Comments for Comments on Small Business Subcontracting Plan

Small Disadvantaged Business Goals

Did the contractor make a good faith effort to comply with its subcontracting plan consistent with the goals and objectives, for small disadvantaged business (SDB) participation, monetary targets for SDB participation, and required notifications?

Government Comments for Meeting SDB Subcontracting Requirements

Customer Satisfaction

Small Business Subcontracting Plan

Did the contractor make a good faith effort to comply with its subcontracting plan consistent with the goals and objectives, reporting and other aspects of the plan?

If this is a bundled contract, did the contractor meet the goals and objectives for small business participation?

Government Comments for Comments on Small Business Subcontracting Plan

Small Disadvantaged Business Goals

Did the contractor make a good faith effort to comply with its subcontracting plan consistent with the goals and objectives, for small disadvantaged business (SDB) participation, monetary targets for SDB participation, and required notifications?

Government Comments for Meeting SDB Subcontracting Requirements

Customer Satisfaction

Is/was the contractor committed to customer satisfaction?

Government Comments for Customer Satisfaction

Project Officer/COTR

Phone: Ext: Fax:
Internet Address:

Government Comments for Overall Comment

Contracting Officer

Phone: Ext: Fax:
Internet Address:

Contractor Representative

Phone: Ext: Fax:
Internet Address:

Summary Ratings:
Quality of Product or Service Rating:
Cost Control Rating:
Timeliness of Performance Rating:
Business Relations Rating:

CONTRACTOR COMMENTS

Contractor's Comments for Quality of Product or Service

Contractor's Comments for Cost Control

Contractor's Comments for Timeliness of Performance

Contractor's Comments for Business Relations

Contractor's Comments for Comment on subcontracts

Contractor's Comments for Contractor Manager/Principal Investigator

Contractor's Comments for Contractor Key Person

Contractor's Comments for Contractor Key Person

Contractor's Comments for Comments on Small Business Subcontracting Plan

Contractor's Comments for Meeting SDB Subcontracting Requirements

Contractor's Comments for Customer Satisfaction

Contractor's Comments for Overall Comment

OMB CLEARANCE NO. 9000-0142

SOURCE SELECTION INFORMATION/CONFIDENTIAL